Exhibit (h)(3)

SUPPLEMENT TO THE

SUPERVISION AND ADMINISTRATION AGREEMENT

PIMCO Equity Series VIT

650 Newport Center Drive

Newport Beach, California 92660

October 21, 2016

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

RE: PIMCO Global Dividend Portfolio (the “Portfolio”)

Dear Sirs:

PIMCO Equity Series VIT (the “Trust”) and Pacific Investment Management Company LLC (the “Administrator”) have entered into a Supervision and Administration Agreement dated March 30, 2010 (the “Agreement”).

The Trust and the Administrator hereby agree to supplement the Agreement as of the date hereof as follows:

i.	all references to the PIMCO Global Dividend Portfolio are deleted and replaced with the PIMCO StocksPLUS® Global Portfolio; and

ii.	the Portfolio’s supervisory and administrative fee rate is reduced from 0.35% to 0.31% of the average daily net assets attributable to the Portfolio.

Accordingly, the current Schedule A is replaced with the new Schedule A attached hereto.

SCHEDULE A

(as of October 21, 2016)

Supervisory and Administrative Fee Rate (%)

Portfolio	Core Expenses[1]	Other Expenses	Total
PIMCO StocksPLUS® Global Portfolio[2]	0.10	0.21	0.31

1 Core Expenses includes custody, portfolio accounting and tax preparation expenses.

2 Refer to the Expense Limitation Agreement for certain fee waivers.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below on the day and year first above written.

PIMCO EQUITY SERIES VIT

By:	/s/ Henrik P. Larsen
Title:	Vice President

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:	/s/ Peter G. Strelow
Title:	Managing Director